Contract - Purchase
Agreement

Made in Warsaw

09.03.2000

between

Buyer: International Eco-Waste System Wasaw 12/3 Zloczowska Str Poland

And

Seller: K.E. Anderson Montage A/S Middelfartvej 297 5200 Odense V Denmark

1. The Seller and the Buyer hereby enter into a contract - purchase agreement for the equipment, (which also includes all required and necessary connections, such as pipes and pipes support, between the units as well as the required operational platforms and all parts for complete assembly of the equipment as specified in items 1 to 32. (Attached 1 dated 09.03.2000)

2. It is agreed that the Seller as per Attachment 2 has provided the following against an initial down payment of USD100,000, which is deducted from the down payment of 25% i.e.

- Lay-out plan for the production building with dimensions and sections in a scale of 1:50 with information about steam and power connections.

- Placement and information about foundation for the heavy equipemnt.

- Process description

- Steam consumption - average and peak values, steam pressure and steam temperature.

- Information about machines with condensate return to the steam boiler.

- Installed electrical average and peak consumption.

- Water consumption for processing based on average and peak consumption.

- Pressure air and consumption.

- Noice emission statement for: pre-grinder, disc dryer, hammer mill, tricanter, sterilizers, raw material cannons, centrifuges and air condenser.

- Work force requirements per shift (clean and unclean areas)

- Fire and dust explosive dangers.

- Data for pressure vessels.

- Parameters for condensates (temperature and contents)

3. contractual price is USD6,225,000 in words (six million two hundred twenty five thousands US dollars)

Which is itemized as follows:

Technical equipment/machinery: USD 5,795,000

Transport USD119, 000

Erections USD311, 000

Total USD6, 225,000

The contractual price includes transportation, insurances, erections but excludes any taxes or any duties and extra expenses, which may be applicable in Poland.

Payment

4.1 Payment shall be made in the manner and the times agreed by the parties i.e.

4.2 25% down payment i.e. USD1, 556,250 less the initial down payment of USF100, 000 paid under #2.1 to be paid not later than 20 days after signature of this Purchase Agreement.

The contract is not valid until such time that the down payment has been received and deposited into sellers bank account with Den Danske Bank, Hunderup Afd. 5270 Odense M. Denmark account no. 4703-3582077622.

4.3 The remaining 75% USD4, 668,750 be arranged through a confirmed irrevocable letter of credit. The letter of credit to be confirmed by the buyer not later than 30 days after down payment.

4.4 The letter of credit must include a paragraph to the effect that the erection costs of USD311, 000 is paid in 8 equal weekly installments after the way transportation bill date of the last and final shipment.

4.5 the letter of credit to include a paragraph to the effect that remaining 10% equal to USD579, 000 and 10% of the erection costs USD31, 100 are paid when the technical guarantees under #10 has been fulfilled i.e. upon signing the take over certificate and the receipt of the performance guarantee.

The amount is, however, payable without further documentation not later than 90 calendar days after the date of the last and final issued transportation way bill as described under #4.6

4.6 Partial shipment are permitted as per the confirmed letter of credit and the value on the commercial invoice is paid to the Seller against the following documentation:

- Beneficaries' signed commercial invoice in one original and two copies packing list

- Transportation way bill

- Copy of insurance policy

- Certificate of compliance for pressurised vessels, when applicable.

4.7 Any bank expenses in Denmark are for the Sellers account and any bank expenses in Poland are for the Buyers account.

5. Technical Documentation

5.1.0. The Seller is obligated to submit drawings of each piece equipment as per timetable in Attachment 7

5.1.1. Seller is obligated to provide a technical description, which must include

- Operational guide / manual

- Maintenance instructions/manuals

- Spare part list with name(s) of manufacturers or name of product

- Basic data and technical description of each piece of equipment.

5.2 The technical instruction manuals are delivered in 2 copies in German language

5.3 The technical instruction as per 5.1.1 to be provided not later than 21 days from date of shipment

5.4 The Seller to provide operating manual for the plant not later than 30 days from date of last shipment

5.5 The goods supplied by the Seller to meet EU regulations.

5.6 In the event of errors or omissions in the technical instruction manuals same cannot delay the signing of the hand over certificate but Seller is obligated to amend or correct the errors within 14 working days.

6. Delivery of equipment / machinery

6.1 The planned deliveries are as per the delivery plan (attachment 3)

6.2 Partial shipments and deliveries can take place, as agreed between the parties.

6.3 The delivery is to Buyers plant/site, provide the road is in good conditions and accessible without problems for the trucks.

6.4 It is the Buyers obligation and risk and responsibility and cost to ensure immediate discharge of the trucks and to provide any and all types of equipment to ensure a speedy discharging of the trucks. In the event of any delays and demurrages being charged from the transporter same shall be for the account of the Buyer.

6.5 If the Buyer fails to accept delivery of the equipment on the date, he shall nevertheless make any payment conditional on delivery as if the equipment had been delivered. The Seller shall arrange for storage of the equipment at the risk and cost of the Buyer. If required by the Buyer, the Seller shall insure the equipment at the cost of the Buyer. Provided that the delay in accepting delivery is due to one of the circumstances mentioned in #12 and the Seller is in a position to store it in his premises without prejudice to his business, the cost of storing the equipment shall not be born by the purchaser.

6.6 Unless the failure of the buyer is due to any of the circumstances mentioned in #12, the Seller may require the Buyer by notice in writing to accept delivery within a reasonable time.

6.7 The price includes the cost of packing or protection required under normal transport conditions to prevent damage to or deterioration of the equipment before it reaches its destination as stated in the agreement.

6.8 It is the responsibility of the Buyer to safely protect and store the equipment until such time erection can commence and be completed. It is also the responsibility of the Buyer to insure the equipment after receipt from the truck.

6.9 It is the responsibility of the Seller to mark all collies, packages, in such a manner that the Buyer can identify the equipment.

6.10 The Seller has the right to appoint a representative to supervise the unloading of the equipment is to take place, the following:

- place and date of shipment

- details of grouping of the various equipment

- details of number of trucks

- details of packing list, including weight, cbm for any equipment exceeding 1 ton total tons

- value of shipment (proforma invoice)

7. Erection

7.1 The erection plan is in accordance with the planned Attachment No. 4 (Erection Plan)

7.2 The erection is carried out in accordance with the agreed lumpsum as contained in #3 and #4.4. The quoted price includes travelling expenses, living expenses, accommodation expenses with the exception if the erection is prolonged for any cause for which the Buyer or any of his contractors other than the Seller is responsible and if as a result the work of the Seller's employees is suspended or added to, a charge will be made of any idle time, any extra work, any extra living expenses of the Seller's employees and the cost of the any extra journey (ies).

7.3 The buyer is responsible to advise the Seller of any deviations, which may arise, and which may have any influence on the commencement date(s) of the erections.

7.4 The Seller is in charge of he work force, delegate and organize the erection.

7.5 The Seller shall inform the Buyer by telefax 4 working days before departure the number of erection people arriving and the estimate for the duration of their stay.

7.6 The Seller is responsible for all risk insurances for his employees during their stay in Poland.

7.7 The price shall be on the understanding that the following conditions are fulfilled, except so far as the Buyer has informed the Seller to the contrarey:

-The works shall not be carried out in unhealthy and dangerous surroundings.

-The Sellers employees shall be able to obtain suitable and convenient board and lodging in the neighborhood of the site and shall have access to adequate medical services.

-The Buyer is responsible for consumable stores such as water and power which shall be made available to the Seller on the site in good time, and, unless otherwise agreed, free of charge to the Seller.

-The Buyer shall provide the Seller (free of charge, unless otherwise agreed) with closed and guarded premises on or near the site as protection against theft and deterioration of the plant to be erected, of the tools and equipment required therefor.

- The Seller shall not be required to undertake any works of construction of demolition or to take any other unusual measures to enable the equipment to be brought from the point where it has been unloaded to the point on the site where it is to be erected, unless the Seller has agreed to deliver the equipment to the last mentioned point.

- The Buyer is responsible for suitable toilets, eating facilities, change rooms being available for the erection person.

- The Buyer is responsible for transportation of the erection person(s) to and from the site to the hotel.

- The Buyer is responsible for adequate handling /lifting equipment at the site, except for ordinary hand tools, which will be provided by the Seller.

- The Buyer is responsible for adequate welding equipment and assessories at the site.

- It is the Buyers responsibilities to adequately ensure sufficient manpower to assist the erection people as require, free of charge with a minimum of 2 people must have the required welding certificates. (Requirement for welding certificates to be advised by Seller at a later stage, however prior to the arrival of the erection team).

- The Seller shall in good time provide drawings showing the manner in which the plant is being affixed together with all information relating, unless otherwise agreed, only to the works, required for preparing suitable foundations, for providing suitable access for the plant and any necessary equipment to the point on the site where the plant is to be erected and for making all necessary connections to the plant (whether such connections are to be made by the contractor under the agreement or not).

- The preparatory work shall be executed by the Buyer, in accordance with the drawings and information provided by the Seller or otherwise agreed. It shall be completed in good time and the foundations shall be capable of taking the pant at the proper time and as per agreed delivery times.

- The Buyer shall notify the Seller in full of the safety regulations which the Seller imposes on his own employees and the Seller shall secure the observance by his employees of such safety regulations.

- If breaches of these regulations come to the notice of the Buyer, he must inform the contractor in writing forthwith, and may forbid persons guilty of such breaches entry to the site.

- The Seller shall inform the Buyer in full of any special dangers which the execution of the works may entail.

- Liaison agents - the Seller and Buyer shall each designate in writing a competent representative to be his channel of communication with the other party on the day to day execution of the works on site. Each such representative shall be present on or near the site during working hours.

- Any overtime and conditions thereof shall, within the limits of the laws and regulations of Denmark and Poland be as agreed between the parties.

- The Buyer shall not be entitled to use the Seller's employees on any work unconnected with the subject matter of the contract without the previous consent of the Seller. Where the Seller, so consents, he shall not be under any responsibility in respect of such work, and the Buyer shall be responsible for the safety of the Seller's employees while employed on such work. The charges for such works must be agreed in advance and in writing.

- The Seller's designate shall arrange for a daily protocol with a description of the days events. The protocol to be signed by both parties.

- Any departure from the conditions mentioned in this paragraph should attract an extra charge.

- Any duties, taxes levied or payable on Seller's equipment or employees whilst in Poland shall be for the account of the Buyer.

- The erection plan can only be changed subject to written mutual agreements, which must be signed by both parties.

8. Taking over test

8.1 Unless otherwise agreed, taking-over tests shall be carried out. If such tests are to be carried out, the Seller shall notify the Buyer in writing when the works will be ready and such notification shall be in sufficient time to enable the Buyer to make any necessary arrangement. The tests shall take place in the presence of both parties. The technical requirements are specified in the agreement, if not so specified, is in accordance with the general practice existing in the appropriate branch of the industry in the country where the plant is manufactured.

8.2 If as a result of such tests the works are found to be defective or not in accordance with the agreement, the seller shall with all speed and at his own expense make good the defect or ensure that the works comply with the agreement, and thereafter, if the buyer so requires, the test shall be repeated at the expense of the Seller.

8.3 The Buyer shall free of charge provide any power, lubricants, water, fuel and materials of all kinds reseonably required for final adjustments and for takign-over tests. He shall also install free of charge any apparatus necessary for the above mentioned operations.

8.4 The Seller assumes a performance and production guarantee as per Attachment 5.

9. Take Over Certificate

9.1 As soon as the works have been completed in accordance with the agreement and have passed all the taking-over tests to be made on completion of erection, the Buyer shall be deemed to have taken over the works and the guarantee period shall start to run. The Buyer shall thereupon issue to the Seller a certificate, called "taking-over certificate", in which he shall certify the date on which the works have been completed and have passed the tests.

9.2 if the Buyer is unwilling to have the taking-over tests carried out, the works shall be deemed to have been taken over and guarantee period shall start to run on a written notice to that the effect being given by the Seller.

10 Technical And Functional Guarantees

10.1 The Seller guarantees that all the equipment covering this agreement and the Attachment No. 1 is brand new and made of the appropriate materials as required.

10.2 The Seller guarantees that the erection is managed and carried out by professionals within the field.

10.3 The guarantee period is 12 months counted from the date of take over certificate.

10.4 The Seller guarantees to be able to provide spares for a period of 10 years.

10.5 In conformity with the stated in we undertake to remedy any effects resulting from faulty design, material or workmanship.

10.6 The liability is limited to defects that appear during the period (called "the guarantee period" as per#10.3 and commencing on taking over.

10.7 The Buyer is obligated to notify the Seller of any defects within 24 hours and on receipt of such notifications the Seller shall remedy the defect forthwith at his own expense. Defective parts shall be returned carriage paid by us.

10.8 The Seller does not undertake any responsibilities for defects, directly or indirectly arising from repair works, which without Seller's consent in writing are carried out by other firms.

10.9 Wear and tear or damage caused by incorrect or improper handling by Buyer are not covered by the above guarantee. The Seller does not undertake any responsibility for the suitability, correctness and /or accuracy of Buyer's amendments in design and/or construction.

10.10 No compensation is given for working loss, lost profit, damage to property, injury to person or other costs caused by the Seller due to e.g. defects or flaws ascertained in the goods delivered.

10.11 Software, right and use and ownership

10.12 The supply also covers software, which is understood to mean computer(s) and control software which has been recorded in any form legible by a computer or control unit, and the associated documentation, including any up-dates to be provided.

10.13 The ownership of and any right to the industrial and intellectual property of software shall be at all times remain with the Seller or the supplier who has entitled the Seller to make the software available to the Buyer. The Buyer shall not remove any mention of he copyright. The Buyer knows that the software contains confidential information and industrial secrets belonging to the Seller or the supplier, and shall make sure that the software is kept confidential and not disclosed to the third parties. The Seller is free to take technical measures to protect the software.

10.14 For security reasons, the Buyer is allowed to make two copies of the software at most, which shall bear the label of the Seller and indications as the original software.

10.15 The Buyer shall not dispose of, encumber or change the software, nor allow third parties to use the software, or use it on behalf of third parties.

10.16 The Seller will do the best of his ability to eliminate any faults in the software within 48 hours after receiving a notice of defects from the Buyer. Faults are understood to mean repeatable non-compliance with the software specifications provided by the Seller. The Seller may invoice the cost of remedying the faults in case of user faults on client's part, or other causes not attributable to the Seller. The above guarantee does not extend to computer viruses, unless the Buyer proves that the software already contained the virus at the time it was made available by the Seller.

10.17 The source cost is only made available to the Buyer in the event of liquidation of the Seller.

11 Training And Educational Program

11.1 It is agreed that the Seller shall provide a training and educational program for Buyer's employees in Denmark, Sweden or Poland. The training and educational program is be defined in a separate agreement with terms and conditions between Seller and Buyer.

12 Relieves

12.1 The following shall be considered as cases of relief if they intervene after the formation of the agreement and impede its performance; industrial disputes and any other circumstances (e.g. fire, mobilization, requisition, embargo, currency restrictions, insurrection, shortage of transport, general shortage of materials and restrictions in the use of power) when such other circumstances are beyond the control of the parties.

12.2 The parties wishing to claim relief by reason of any the said circumstances shall notify the other party in writing without delay on the intervention and on cessation thereof.

12.3 The effects of the said circumstances, so far as they effect the timely performance of their obligations by the parties are defined in #6 and #5. Save as provided in #6.5 by reason of any of the said circumstances, the performance of the agreement becomes impossible, either party shall be entitled to terminate the agreement by notice in writing to the other party without requiring the consent of any court.

12.4 In default of agreement it shall be determined by the arbitrator which party has been prevented from performing his obligations and that party shall refund to the other the amount of the said expenses incurred by the other less any amount to be credited in accordance with #7 hereof, or, where the amounts to be so credited exceeds the amount of such expenses, shall be entitled to recover the excess. If the arbitrator determines that both the parties have been prevented from performing their obligations, he shall apportion the said expenses between the parties in such a manner as to him seems fair and reasonable, having regard to all circumstances of the case.

12.5 For the purpose of this clause "expenses" means actual out-of-pocket expenses reasonably incurred after both parties shall have mitigated their losses as far as possible, provided that as respects plant delivered to the buyer the seller's expenses shall be deemed to be part of the price payable under the agreement which is properly attributable thereto, due account being taken on any done in the erections of such plant.

12.6 There shall be credited to the Buyer against the Seller's expenses all sums paid or payable under the agreement by the Buyer to the Seller.

12.7 There shall be credited to the Seller against the Buyer's expenses that part of the price payable under the contract which is properly attributable to plant delivered to the Buyer or, in case of an incomplete unit, the value of such plant having regard to its incomplete state, in either case due account shall be taken of any works done in the erection of such plant.

12.8 The Seller is in delay when the Works are not completed at the time for completion as defined in the delivery plan (Attachment 3). The Seller's delay entitles the Buyer to liquidated damages from the date on which the works should have been completed. The liquidated damages shall be payable at a rate of 0.25% on the contract price for equipment for each completed week of delay. The liquidated damages shall not exceed 5% of he contract price for equipment. If only part of the works is delayed, the liquidated damages shall be calculated on the part of contract price which is attributable to such part of the works as cannot in consequence of the delay be used as intended by the parties.

13 Arbitration And Law Applicable

13.1 Matters For Arbitration. The parties agree that all questions or matters in dispute with respect to this Agreement shall be submitted to arbitration pursuant to the terms hereof.

13.2 Notice. It shall be a condition precedent to the right of any Party to submit any mater to arbitration pursuant to the provisions hereof, that any Party intending to refer any matter to arbitration shall have given not less than five business days' prior written notice of its intention to do so to the other Party together with particulars of the matter in dispute. On the expiration of such five business days the Party who gave such notice may proceed to refer the dispute to arbitration as provided for in section "13.3" hereinbelow.

13.3 Appointments. the party desiring arbitration shall appoint one arbitrator, and shall notify the other Party of such appointment, and the other Party shall, within five business days after receiving such notice, appoint an arbitrator, and the tow arbitrators so named, before proceeding to act, shall, within five business days of the appointment of the last appointed arbitrator, unanimously agree on the appointment of a third arbitrator, to act with them and be chairman of the arbitration herein provided for. If the other Party shall fail to appoint an arbitrator within five business days after receiving notice of the appointment of the first arbitrator, and if the two arbitrators appointed by the Parties shall be unable to agree on the appointment of the chairman, the chairman shall be appointed in accordance with the rules of Arbitration Court in Polish Chamber of Commerce in Warsaw. Except as specifically otherwise provided in this section, the arbitration herein provided for shall be conducted in accordance with rules of Arbitration Court. The chairman, or in the case where only one arbitrator is appointed, the single arbitrator, shall fix a time and place for the purpose of hearing the evidence and representations of the Parties, and he shall preside over the arbitration and determine all questions of procedure not provide for by rules of the Arbitration Court or this section. After hearing any evidence and representations that the Parties may submit, the single arbitrator, or the arbitrators, as the case may be, shall make an award and reduce the same to writing, and deliver one copy thereof to each of the Parties. The expense of the arbitration shall be paid as specified in the award.

13.4 Award. The parties agree that the award of a majority of the arbitrators, or in the case of a single arbitrator, of such arbitrator, shall be final and binding upon each of them.

13.5 Applicable law. The situs of this Agreement is Warsaw, Poland, and for all purposes this Agreement will be governed exclusively by and construed and enforced in accordance with the laws and courts prevailing in Warsaw, Poland.

14 Other Conditions

14.1 Any changes to this Agreement are subject to written agreements and subject to authorized power of attorneys by both Buyer and Seller.

14.2 Any written or oral agreement prior to this signing date of this Agreement is null and void.

14.3 All attachments (signed) as a part of this Agreement are valid documents and forms part of this agreement.

Warsaw, 9th of March, 2000

/s/ Z. Tragarz
As Buyer

/s/ AE Andersen
As Seller